PRESS RELEASE

Klondex Reports Q3 Production Cost of US$439 per Ounce Sold with By-Product Credit

Vancouver, BC – November 12, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") today announces that it has filed its Management Discussion and Analysis ("MD&A") and its unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 which are available on the Company's web site at www.klondexmines.com and are posted on SEDAR, at www.sedar.com. The financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise stated, all currency amounts included in this release are expressed in Canadian dollars.

Third Quarter 2014 Financial Highlights

  Production costs for the third quarter per gold equivalent ounce (“GEO”) sold were $613 (US$563); year-to-date were $676 (US$617); third quarter production costs per gold ounce sold on a by-product basis were $478 (US$439); year-to-date were $510 (US$465) (See “Non- IFRS Measures”).
  Cash balance as of September 30, 2014 was $43.2 million.
  Working capital (current assets minus current liabilities) as of September 30, 2014 was $48.2 million.
  Revenue for the third quarter was $38.0 million from the sale of 28,162 GEOs which consisted of 23,166 gold ounces and 315,504 silver ounces, at an average realized price of $1374 (US$1,262) and $19.62 (US$18.02), respectively.
  Revenue year to date was $77.1 million from the sale of 58,174 GEOs which consisted of 46,828 gold ounces and 716,582 silver ounces, at an average realized price of $1,398 (US$1,276) and $20.97 (US$19.13), respectively.
  Net income for the third quarter totaled $7.2 million or $0.06 per share, which is an improvement from Q2 net income of $4.4 million or $0.04 per share.
  Cash flow for the third quarter provided by operating activities was $16.2 million; year-to- date was $27.8 million.
  Capital expenditures for the third quarter were $8.9 million; year-to-date were $20.3 million, principally for the rapid infiltration basin and ramp expansion at Fire Creek, and exploration and development at both sites.
  GEOs recovered in the third quarter were 39,109 which consisted of 33,339 gold ounces and 364,435 silver ounces; year-to-date GEOs recovered were 77,401 which consisted of 63,977 gold ounces and 847,825 silver ounces.

Updated Operational Targets

  Based on operational results of the nine months ending September 30, 2014, Klondex is increasing its target to recover at least 95k GEOs and sell at least 85k GEOs in 2014 compared to our earlier production target of 70-85k GEOs.
  Prepare and release an updated mineral resource estimate for Fire Creek in the fourth quarter.
  File the Midas technical report in the fourth quarter for the updated mineral resource estimate released on September 30, 2014. Complete a pre-feasibility in 1Q2015.
Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Paul Huet, Klondex President and CEO commented:

“The third quarter operational results continue to transform Klondex from a development company into a profitable low-cost precious metals producer. The strength of our first three quarters of production allows us to increase our targeted production to 95k GEOs recovered. I am very grateful for the dedicated efforts of the Midas and Fire Creek teams as they continue to produce exceptional operational results. We anticipate that even within the current volatile gold price environment, Klondex will continue to generate positive cash flows from operations, further strengthening our balance sheet.

“In my opinion, the updated Midas mineral resource estimate is the most significant accomplishment for Klondex within the quarter. The updated resource includes measured and indicated gold equivalent ounces of 526k at a grade of 0.47 GEO per ton (858k tons), and inferred gold equivalent ounces of 286k at 0.33 GEO per ton (1,117k tons). This is game-changing for Klondex.”

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

	Three months ended		Nine months ended
		September 30,		September 30,
	2014	2013	2014	2013

Revenues	$38,012,787	$-	$77,083,745	$-
Cost of sales
Production costs	17,254,621	-	37,652,263	-
Depreciation and depletion	7,974,402	-	14,900,176	-
Gross profit	12,783,764	-	24,531,306	-
General and administrative expenses	2,976,545	987,572	7,379,974	2,762,671
Income (loss) from operations	9,807,219	(987,572)	17,151,332	(2,762,671)
Business acquisition costs	-	-	(2,257,018)	-
Gain on change in fair value of derivative	442,514	-	2,034,305	-
Finance charges	(2,751,340)	-	(6,987,316)	-
Foreign currency gain	4,243,667	-	5,255,983	-
Income (loss) before tax	11,742,060	(987,572)	15,197,286	(2,762,671)
Income tax expense	(4,517,000)	-	(5,943,000)	-
Net income (loss)	$7,225,060	$(987,572)	$9,254,286	$(2,762,671)

Net income (loss) per share
Basic	$0.06	$(0.02)	$0.08	$(0.04)
Diluted	$0.06	$(0.02)	$0.08	$(0.04)

Weighted average number of shares outstanding
Basic	118,717,882	64,512,225	112,498,115	64,449,572
Diluted	121,641,031	64,512,225	115,152,301	64,449,572

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Revenue
During the three and nine months ended September 30, 2014, Klondex's revenue was $38.0 million and $77.1 million, respectively, from the sale of 23,166 gold ounces and 315,504 silver ounces and 46,828 gold ounces and 716,582 silver ounces, respectively. The revenue increased 4% during the third quarter from the second quarter due to a 9% increase in GEOs sold offset by a 5% decrease in the average price per GEO.

Cost of Sales
Production costs for the three and nine months ended September 30, 2014 were $17.3 million and $37.7 million, respectively. Production costs per GEO sold in the three and nine months ended September 30, 2014 were $613 (US $563) and $676 (US $617), respectively. Production costs per gold ounce sold on a by-product basis in the three and nine months ended September 30, 2014 were $478 (US $439) and $510 (US $465), respectively. See "Non-IFRS Measures". The production costs per GEO sold and the production costs per gold ounce sold on a by-product basis in the third quarter were lower by 16% and 13%, respectively, compared to the second quarter of 2014. Depreciation and depletion costs in the three and nine months ended September 30, 2014 were $8.0 million and $14.9 million, respectively.

Gross Profit
Gross profit in the three and nine months ended September 30, 2014 was $12.8 million and $24.5 million, respectively.

General and Administrative Expenses
General and administrative expenses for the three and nine months ended September 30, 2014 were $3.0 and $7.4 million, respectively (2013 – $1.0 million and $2.8 million, respectively). During the third quarter, G&A expenses increased by $0.8 million compared to the second quarter of 2014. The increase is principally related to non-cash share-based compensation expenses. The increase in G&A expenses over the prior year is due to the growth of the Company as it has transformed from an exploration stage company to a production stage company.

Business Acquisition Costs
Business acquisition costs for the nine months ended September 30, 2014 of $2.3 million were related to the acquisition of the Midas mine and mill. There was no recorded business acquisition cost for the three months ended September 30, 2014.

Gain on Change in Fair Value of Derivative
The Company recorded a gain on the valuation of the derivative associated with a gold supply agreement with a third party (the “Gold Supply Agreement”) in the three and nine months ended September 30, 2014 of $0.4 million and $2.0 million, respectively. The derivative is valued at each quarter end. The reduction in the derivative value is principally related to gold ounces produced and offered under the Gold Supply Agreement and a decrease in the estimated forward gold spot price and in the estimated volatility of gold price over the remaining term of the Gold Supply Agreement.

Finance Charges
The finance charges for the three and nine months ended September 30, 2014 were $2.8 million and $7.0 million, respectively. The finance charges are mainly related to the obligations under a gold purchase agreement and a senior secured facility agreement, each of which was entered into in connection with the acquisition of the Midas mine and mill in February 2014. In 2013, the finance charges were capitalized into the Fire Creek evaluation and exploration assets.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Income Tax Expense
The income tax expense for the three and nine months ended September 30, 2014 was $4.5 million (38.5%) and $5.9 million (39.1%), respectively. Income tax expense includes the State of Nevada net proceeds tax. The income tax expense reflects unbenefited losses in Canada.

Net Income
Total net income for the three and nine months ended September 30, 2014 was $7.2 million and $9.3 million, respectively, (2013 – ($1.0 million) and ($2.8 million), respectively). The net income increase for the three and nine months ended September 30, 2014 over the previous year is due to the recognition of revenue and profit from the Fire Creek Project and Midas mine.

NON-IFRS MEASURES
The Company has included non-IFRS measure for "Production costs per gold equivalent ounce" and “Production costs per gold ounce sold on a by-product basis” herein and in the MD&A to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables provide a reconciliation of production per the financial statements to production costs per gold equivalent ounce sold and production costs per gold ounce sold on a by-product basis:

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2014		2014

Total
Production costs		$17,254,621		$37,652,263
Gold equivalent ounces sold		28,162		55,735
Production costs per gold equivalent ounce sold		$613		$676
Production costs per gold equivalent ounce sold	US$	563	US$	617

The silver to gold ratio used is 63.1579:1

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2014		2014

Total
Production costs		$17,254,621		$37,652,263
Less: silver credit		(6,189,099)		(15,024,995)
Production costs after silver credit		$11,065,522		$22,627,268
Gold ounces sold		23,166		44,389
Production costs per gold equivalent ounce sold on a by-product basis		$478		$510
Production costs per gold equivalent ounce sold on a by-product basis	US$	439	US$	465

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Canadian dollars were converted to United States dollars using the average Bank of Canada rate for the three and nine months ended September 30, 2014 which were 1 CAD = 0.91829 USD and 1 CAD = 0.91249 USD, respectively.

Third Quarter 2014 Results Conference Call
Management will host a conference call on Thursday, November 13, 2014 at 10:00 am ET/7:00 am PT to discuss third quarter results. Presenting on the call will be Paul Huet, President and CEO, and Barry Dahl, Chief Financial Officer.

The call can be accessed by dialing: +1 800-319-4610 (North America, toll-free), +1 416-915-3227 (Toronto and International) and +1 604-638-5340 (Outside of Canada and the US).

Registration is required for the call. Please dial in at least ten minutes prior to the scheduled start time.

A replay will be available until 11:59 pm on Saturday, November 22, 2014. The replay can be accessed by dialing toll free from the US and Canada: +1 800-319-6413 or dialing international toll: +1 604-638-9010 and entering passcode: 3599, followed by the # sign.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tons per day milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoksin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration and metallurgical sampling activities, the timing and success of mining operations, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting and the results and timing of the release of a pre-feasibility study in respect of Midas. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com